UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	January 31, 2012	Consolidated Business Results for the Third Quarter of the Fiscal Year Ending March 31, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Managing Director and General Manager of Corporate Planning

Date: January 31, 2012

Exhibit 1

[Translation]

Consolidated Business Results for the Third Quarter of the Fiscal Year Ending March 31, 2012

[U.S. GAAP]

January 31, 2012

Listed Company: Wacoal Holdings Corp.		Stock Exchanges: Tokyo, Osaka
Code Number: 3591 (URL: http://www.wacoalholdings.jp/)
Representative:	Position: President and Representative Director
Name: Yoshikata Tsukamoto
For Inquiries:	Position: Managing Director and General Manager of Corporate Planning
	Name: Ikuo Otani	Tel: +81 (075) 682-1028

Scheduled submission date of quarterly report: February 14, 2012
Scheduled start date of dividend payment: -
Supplementary materials regarding quarterly business results: None
Explanatory meeting regarding quarterly business results: None

(Amounts less than 1 million yen have been rounded)

1.	Third Quarter of the Fiscal Year Ending March 31, 2012 (April 1, 2011 – December 31, 2011)

(1)	Consolidated Business Results

	(% indicates increase (decrease) from the corresponding period of the previous fiscal year)

	Net Sales		Operating Income		Pre-tax Net Income[1]		Net Income Attributable to Wacoal Holdings Corp.
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Third Quarter ended December 31, 2011	132,144	2.9	11,888	29.3	11,594	33.0	7,345	58.4
Third Quarter ended December 31, 2010	128,373	3.1	9,195	52.0	8,717	57.9	4,637	23.2

(Note) Quarterly comprehensive income:	4,711 million yen (increase of 154.4%) for the third quarter ended December 31, 2011
1,852 million yen (decrease of 70.7%) for the third quarter ended December 31, 2010

	Net Income Attributable to Wacoal Holdings Corp. Per Share	Diluted Net Earnings Attributable to Wacoal Holdings Corp. Per Share
	Yen	Yen
Third Quarter ended December 31, 2011	52.15	52.09
Third Quarter ended December 31, 2010	32.83	32.80

(2)	Consolidated Financial Condition

	Total Assets	Total Equity (Net Assets)	Total Shareholders’ Equity	Total Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
	Million Yen	Million Yen	Million Yen	%	Yen
As of December 31, 2011	217,034	170,750	168,846	77.8	1,198.79
As of the end of Fiscal Year (March 31, 2011)	215,345	168,867	166,967	77.5	1,185.44

[1]	This item refers to “income before income taxes, equity in net income (loss) of affiliated companies, and net loss (income) attributable to noncontrolling interests” in the consolidated statements of income included in our annual report on Form 20-F for the fiscal year ended March 31, 2011.

2.	Status of Dividends

	Annual Dividend
	End of First Quarter	End of Second Quarter	End of Third Quarter	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended March 31, 2011	—	—	—	20.00	20.00
Fiscal Year Ending March 31, 2012	—	—	—
Fiscal Year Ending March 31, 2012 (Estimates)				23.00	23.00

(Note) Revision of estimated dividends announced during the latest quarter: No

3.	Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2012 (April 1, 2011 – March 31, 2012)

(% indicates increase (decrease) from the previous fiscal year)

	Net Sales		Operating Income		Pre-tax Net Income		Net Income Attributable to Wacoal Holdings Corp.		Net Income Attributable to Wacoal Holdings Corp. Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Fiscal Year Ending March 31, 2012	171,000	3.2	9,500	123.3	9,200	146.1	5,400	106.5	38.34

(Note) Revision of forecast of consolidated business results announced during the latest quarter: No

4.	Other

(1)	Changes in significant subsidiaries in the third quarter of the current fiscal year (i.e., changes in specified subsidiaries (tokutei kogaisha) which involve change in scope of consolidation): None

(2)	Application of simplified accounting methods and specific accounting methods: None

(3)	Changes in accounting principles:

(i)	Changes due to modifications in accounting standards, etc.: None
(ii)	Changes other than (i) above: None

(4)	Number of Issued Shares (Common Stock)

	Third Quarter ended December 31, 2011	Fiscal Year ended March 31, 2011
(i) Number of issued shares (including treasury stock) as of the end of:	143,378,085 shares	143,378,085 shares
(ii) Number of shares held as treasury stock as of the end of:	2,530,932 shares	2,529,607 shares
(iii) Average number of shares during consolidated third quarter ended December 31:	140,849,304 shares	141,241,625 shares (third quarter ended December 31, 2010)

*Notes on Implementation of Quarterly Review Procedures

This summary of quarterly financial results is not subject to the quarterly review procedures based on the Financial Instruments and Exchange Law. The review procedures for the quarterly financial statements based on the Financial Instruments and Exchange Law had not been completed at the time of disclosure of this summary of quarterly financial results.

*Cautionary Statement regarding Forecast of Business Results

The forecast of business results is based on information available as of the date this data were released and, due to various risks, uncertainties and other factors arising in the future, actual results in the future may differ largely from the estimates set out in this document.

These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to attract and retain highly qualified personnel; effects of irregular weather events on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks from disputes relating to intellectual property; our ability to fully comply with all applicable laws and regulations regarding the protection of customer information and our ability to protect our trade secrets; our ability to establish and maintain effective internal controls; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; direct or indirect adverse effects on the Company of the major earthquake and tsunami that struck Northeast Japan on March 11, 2011 and the impact of any other natural disaster or epidemic on our business; risks of not successfully collecting return of investment in new markets; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Table of Contents for Attached Materials

1.	Qualitative Information Regarding Consolidated Performance during the Third Quarter

(1)	Qualitative Information Regarding Consolidated Business Results

(i)	Performance Overview of the Third Quarter

Our group (primarily Wacoal Corp., our core operating entity) entered the second year of our three-year mid-term plan and sought to improve profitability through structural reform of our domestic business and made efforts to strengthening growth by actively developing our overseas business, mainly in China.

As a result of the above, with respect to our consolidated business results for the third quarter of the current fiscal year, overall sales increased as compared to the corresponding period of the previous fiscal year mainly due to the expansion of sales attributable to Wacoal Corp., Peach John business and our business in China. Operating income increased as compared to the corresponding period of the previous fiscal year due to increased profits from sales attributable to Wacoal Corp. and due to improvement in the profitability of our domestic subsidiaries.

Net sales:	132,144 million yen (an increase of 2.9% as compared to the corresponding period of the previous fiscal year)

Operating income:	11,888 million yen (an increase of 29.3% as compared to the corresponding period of the previous fiscal year)

Pre-tax net income:[2]	11,594 million yen (an increase of 33.0% as compared to the corresponding period of the previous fiscal year)

Net income attributable to Wacoal Holdings Corp.:	7,345 million yen (an increase of 58.4% as compared to the corresponding period of the previous fiscal year)

(ii)	Business Overview of Our Operating Segments

a.	Wacoal Business (Domestic)

In our Wacoal brand business, sales of core brassieres and bottom products showed favorable performance due to our continued success in appealing to consumers through our product lineup and promotional activities based on our announcement entitled “body aging (physiological changes associated with aging)”, which stemmed from the results of Wacoal Corp. Human Science Research Center’s research. However, this was partially offset by sales of our undergarments, which fell below the results of the previous fiscal year despite the good performance of certain products due to the impact of competitors’ products and unsteady weather conditions. As a result of the above, overall sales of our core Wacoal brand business exceeded the results for the corresponding period of the previous fiscal year as a result of the performance of our brassieres and bottom products.

In our Wing brand business, sales of undergarments showed poor performance due to the large impact of merchandisers’ private-label brand products and the products sold by our competitors as well as the unsteady weather conditions, despite steady performance of our brassieres and bottom products, which was similar to that of our Wacoal brand business. Sales of men’s innerwear fell below the results for the corresponding period of the previous fiscal year due to the reduced sales of our Style Science series products. As a result, although in-store performance was steady, overall sales of our Wing brand business remained unchanged from the results for the corresponding period of the previous fiscal year due to clients’ inventory adjustments, which resulted in fewer deliveries of our products.

Regarding our retail business, sales at our direct retail store AMPHI expanded as a result of the favorable performance of our existing shops due to improvement of brand recognition and the opening of new stores. Sales from our Wacoal Factory Stores was steady in general, despite the partial damage to certain stores as a result of the effects of the earthquake that struck Japan on March 11, 2011 and subsequent tsunami (the “Earthquake”). As a result, overall sales of our retail business also exceeded the results for the corresponding period of the previous fiscal year.

[2]

This item refers to “income before income taxes, equity in net income (loss) of affiliated companies, and net loss (income) attributable to noncontrolling interests” in the consolidated statements of income included in our annual report on Form 20-F for the fiscal year ended March 31, 2011.

In our wellness business, despite the steady performance of sports tights from our sports conditioning wear “CW-X” brand and functionality-focused business pumps, overall sales from our wellness business were below the results for the corresponding period of the previous fiscal year due to a decrease in sales from TV infomercials subsequent to a decrease in the number of TV infomercials run after the Earthquake.

In our catalog sales business, despite the poor performance of catalog sales, overall sales exceeded the results for the corresponding period of the previous fiscal year due to the expansion of internet sales.

As illustrated by the above, overall sales of Wacoal Corp. exceeded the results for the corresponding period of the previous fiscal year due to the favorable performance of our core operating business, Wacoal brand, and the expansion of our retail business. Our operating income also exceeded the results for the corresponding period of the previous fiscal year due to increased net sales and our efforts in reducing deductible expenses and in improving our selling and administrative expenses ratio.

Net sales:	90,139 million yen (an increase of 3.2% as compared to the corresponding period of the previous fiscal year)

Operating income:	9,304 million yen (an increase of 17.7% as compared to the corresponding period of the previous fiscal year)

b.	Wacoal Business (Overseas)

As for our overseas operations (for the period from January 2011 to September 2011), we actively made efforts in expanding our U.S. market share and enhancing our product lineup at department stores, which are our major clients, as well as in expanding sales in surrounding countries and internet retailing in response to the lack of consumer spending in the United States. Despite the impact of exchange rate fluctuation, sales exceeded the results for the corresponding period of the previous fiscal year as a result of the strong performance of our reasonably-priced brassieres and functional bottom products and our internet sales, which exceeded our original expectations. With respect to profitability, in addition to an increase in net sales, operating income exceeded the results for the corresponding period of the previous fiscal year due to an improvement in our sales-to-profit ratio accompanied with cost reduction efforts. The exchange rate in the third quarter of the current fiscal year was 80 yen per dollar (compared to 89 yen per dollar for the corresponding period of the previous fiscal year).

As for our business in China, consumer spending showed slowed but steady performance, and we continued to make efforts to strengthen our product lineup and promote the opening of new stores mainly in inner mainland China. Although net sales exceeded the results for the corresponding period of the previous fiscal year, the growth thereof slowed due to a significant decline in the number of visitors to department stores, which are our major clients, due to the effect of certain government administrative guidance on the regulations on misleading advertisements and a lack of differentiation of our products from our competitors’ products and sales promotions. With respect to profitability, despite our efforts in reassessing costs due to the slowed sales, we suffered an operating loss as a result of an increase in selling and administrative expenses incurred due to an increase in our numbers of stores.

Net sales:	16,392 million yen (an increase of 6.8% as compared to corresponding period of the previous fiscal year)

Operating income:	1,818 million yen (an increase of 21.7% as compared to the corresponding period of the previous fiscal year)

c.	Peach John Business

With respect to Peach John Co., Ltd. (“Peach John”) (for the period from March 2011 to November 2011), although our mail-order sales were affected by the suspension of acceptance of orders for our spring edition underwear catalogue due to the Earthquake, sales from our core underwear catalogues for autumn and winter edition showed favorable performance as a result of our successful rescheduling of the timing of publication of the catalogue in line with the change of our sales schedule. Net sales from our direct retail stores exceeded the results for the corresponding period of the previous fiscal year as a result of the favorable performance of our existing shops due to our effective advertising campaigns and an improvement in selection of goods, despite a decrease in the number of shops as compared to the previous fiscal year, in addition to the impact of the Earthquake. As for our directly-managed overseas stores, although the seven stores operated in China showed rather weak performance, our two directly-managed stores in Hong Kong showed good performance. As a result of the above, our Peach John business exceeded the results for the corresponding period of the previous fiscal year.

With respect to profitability, despite an increase in expenses incurred in connection with our the business development in China and effect of our amortization costs, which we record every fiscal year, our domestic business showed gradual improvement, and we were profitable with respect to our Peach John business as a result of recovered sales, our efforts to cut labor costs and fixed expenses through the integration and elimination of business offices conducted during the previous fiscal year as well as a lower cost-to-sales ratio.

Net sales:	10,117 million yen (an increase of 10.4% as compared to the corresponding period of the previous fiscal year)

Operating income:	648 million yen (as compared to 541 million yen of operating loss incurred for the corresponding period of the previous fiscal year)

d.	Other

With respect to the business of Lecien Corporation (“Lecien”), sales from our core innerwear products showed favorable performance as a result of the expansion of offered products jointly developed with our major clients. Conversely, net sales from our apparel business, which offers outerwear products, fell below the results for the previous fiscal year due to a reduction in the number of unprofitable products. Thus, although net sales from Lecien remained at the same level for the corresponding period of the previous fiscal year due to the above, we suffered an operating loss as a result of losses incurred in connection with the withdrawal from our employees’ pension fund, which was only partially offset by improved operating income at the business level.

As for Nanasai Co., Ltd. (“Nanasai”), which engages in the manufacturing, sales and rental business of mannequins and interior design and construction of stores at commercial facilities, net sales were below the results for the corresponding period of the previous fiscal year despite good sales performance our of products. This was due to the completion of the shop renovations of department stores commenced during the previous fiscal year, as well as the poor performance of short-term rental business of mannequins due to the restrained investments and the cancellation of various events by our business partners caused by the impact of the Earthquake. With respect to profitability, we suffered an operating loss in connection with a decrease in sales, despite our efforts to achieve efficiency by cutting expenses.

Net sales:	15,496 million yen (a decrease of 6.2% as compared to the corresponding period of the previous fiscal year)

Operating income:	118 million yen (a decrease of 64.9% as compared to the corresponding period of the previous fiscal year)

(2)	Qualitative Information regarding Consolidated Financial Condition

(i)	Status of Assets, Liabilities and Total Shareholders’ Equity

Our total assets as of the end of the current consolidated third quarter were 217,034 million yen, an increase of 1,689 million yen from the end of the previous fiscal year, due to an increase in the value of our marketable securities and an increase in accounts receivable.

Our total liabilities were 46,284 million yen, a decrease of 194 million yen from the end of the previous fiscal year, due to a decrease in other payables, a decrease in accrued bonuses as a result of the payment of winter bonuses and a decrease in deferred tax liabilities.

Total Wacoal Holdings Corp. shareholders’ equity was 168,846 million yen, an increase of 1,879 million yen from the end of the previous fiscal year, due to an increase in retained earnings.

As a result of the above, our total shareholders’ equity ratio as of the end of the current consolidated third quarter was 77.8%, an increase of 0.3% from the end of the previous fiscal year.

(ii)	Cash Flow Status

Cash and cash equivalents as of the end of the consolidated third quarter of the current fiscal year were 30,730 million yen, an increase of 3,749 million yen from the end of the previous fiscal year.

(Cash Provided by Operating Activities)

Cash flow provided by operating activities was 10,551 million yen, an increase of 678 million yen as compared to the corresponding period of the previous fiscal year, after adjustments of changes in assets and liabilities to our net income of 7,440 million yen plus the adjustments of depreciation expenses and deferred taxes.

(Cash Used in Investment Activities)

Cash flow used in investment activities was 4,476 million yen, an increase of 2,647 million yen as compared to the corresponding period of the previous fiscal year, due to such things as the acquisition of marketable securities and tangible fixed assets, despite proceeds from the sale and redemption of marketable securities.

(Cash Used in Financing Activities)

Cash flow used in financing activities was 1,846 million yen, a decrease of 1,764 million yen as compared to the corresponding period of the previous fiscal year, due to such things as cash dividend payments.

(3)	Qualitative Information regarding Forecast of Consolidated Business Results

We have not revised our forecast of consolidated business results for the fiscal year ending March 31, 2012 since our announcement on October 31, 2011.

Although there is a sign of improvement in domestic consumer spending (as compared to the status right after the Earthquake), the condition of Japanese economy is still severe, reflecting anxiety stemming from overseas economic uncertainties due to the debt crisis in Europe, as well as the protracted strong yen and lower stock prices. Under such business environment, we plan to expand sales by continuously developing products with real value.

As for Wacoal Corp., we will continue to seek to improve the profitability structure of our domestic business through structural reform, will promote developing products based on the key-word “body aging”, which stemmed from the results of Wacoal Corp. Human Science Research Center’s research, and will vitalize bottom products, which have shown an upward trend, as well as brassieres, which are our leading products. We will also actively make efforts to expand our retail business and wellness business, which we believe have further growth potential, and will aim to expand our market share in the underwear market in Japan by promoting collaborations with business partners that can exercise the resources of our group, as a whole.

As for our overseas business, although there are growing concerns about the influence of exchange rates on our business in the United States, we will make efforts to further enhance our product lineup including by the launch of high-quality and value-added products, and to improve and expand our sales area and channels. In China, we will make efforts to expand sales and improve profitability in mid- and high-end markets, by strengthening our advertisement and promotional activities, as well as our consultative selling, in order to raise awareness of our products, while adequately responding to changes in the business environment.

2.	Matters Concerning Summaries (Other Information)

(1)	Summary of Changes in Significant Subsidiaries during the Current Consolidated Quarter:

Not applicable.

(2)	Application of Simplified Accounting Methods and Specific Accounting Methods:

Not applicable.

(3)	Summary of Changes in Accounting Principles:

Not applicable.

3.	Consolidated Financial Statements

(1)	Consolidated Balance Sheets

Accounts	Previous Fiscal Year as of March 31, 2011	Current Consolidated Third Quarter as of December 31, 2011	Increase/(Decrease)
(Assets)	Million Yen	Million Yen	Million Yen
I. Current assets:
Cash and cash equivalents	26,981	30,730	3,749
Time deposits	698	325	(373)
Marketable securities	4,819	6,431	1,612
Trade accounts	20,871	21,818	947
Allowance for returns and doubtful receivables	(1,549)	(2,086)	(537)
Inventories	30,956	31,221	265
Deferred income taxes	5,134	3,634	(1,500)
Other current assets	2,586	3,310	724

Total current assets	90,496	95,383	4,887

II. Property, plant and equipment:
Land	21,774	21,766	(8)
Buildings and building improvements	60,322	60,354	32
Machinery and equipment	14,023	13,850	(173)
Construction in progress	93	251	158

	96,212	96,221	9
Accumulated depreciation	(46,467)	(47,141)	(674)

Net property, plant and equipment	49,745	49,080	(665)

III. Other assets:
Investments in affiliated companies	14,702	13,807	(895)
Investments	32,672	31,449	(1,223)
Goodwill	10,367	10,367	—
Other intangible assets	10,325	9,614	(711)
Prepaid pension expense	158	1,013	855
Deferred income taxes	879	650	(229)
Other	6,001	5,671	(330)

Total other assets	75,104	72,571	(2,533)

Total assets	215,345	217,034	1,689

Accounts	Previous Fiscal Year as of March 31, 2011	Current Consolidated Third Quarter as of December 31, 2011	Increase/(Decrease)
(Liabilities)	Million Yen	Million Yen	Million Yen
I. Current liabilities:
Short-term bank loans	6,117	6,657	540
Notes and accounts payables:
Trade notes	1,623	1,815	192
Trade accounts	10,507	9,831	(676)
Other payables	5,700	4,558	(1,142)

	17,830	16,204	(1,626)
Accrued payroll and bonuses	6,201	4,710	(1,491)
Income taxes payable	1,870	2,641	771
Other current liabilities	2,405	5,359	2,954

Total current liabilities	34,423	35,571	1,148

II. Long-term liabilities:
Liability for termination and retirement benefits	2,200	2,147	(53)
Deferred income taxes	7,441	6,466	(975)
Other long-term liabilities	2,414	2,100	(314)

Total long-term liabilities	12,055	10,713	(1,342)

Total liabilities	46,478	46,284	(194)

(Equity)

I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,401	29,438	37
III. Retained earnings	136,946	141,474	4,528
IV. Accumulated other comprehensive income (loss):
Foreign currency translation adjustment	(10,344)	(12,599)	(2,255)
Unrealized gain on securities	2,596	1,939	(657)
Pension liability adjustment	(2,002)	(1,775)	227
V. Treasury stock	(2,890)	(2,891)	(1)

Total Wacoal Holdings Corp. shareholders’ equity	166,967	168,846	1,879
VI. Noncontrolling interests	1,900	1,904	4

Total equity	168,867	170,750	1,883

Total liabilities and equity	215,345	217,034	1,689

(2)	Consolidated Quarterly Income Statement

Accounts	Previous Consolidated Third Quarter (From April 1, 2010 to December 31, 2010)		Current Consolidated Third Quarter (April 1, 2011 to December 31, 2011)		Increase/(Decrease)
	Million Yen	%	Million Yen	%	Million Yen
I. Net Sales	128,373	100.0	132,144	100.0	3,771
II. Operating costs and expenses
Cost of sales	62,035	48.3	61,855	46.8	(180)
Selling, general and administrative expenses	57,302	44.6	58,340	44.2	1,038
Gain (loss) on sales of tangible fixed assets, net	(159)	(0.1)	61	0.0	220

Total operating expenses	119,178	92.8	120,256	91.0	1,078

Operating income	9,195	7.2	11,888	9.0	2,693
III. Other income (expenses):
Interest income	89		77		(12)
Interest expense	(73)		(73)		0
Dividend income	623		702		79
Gain (loss) on sale or exchange of marketable securities and investments	15		43		28
Valuation loss on investment in marketable securities and/or investment securities	(1,085)		(916)		169
Other profit and (loss), net	(47)		(127)		(80)

Total other income (expenses)	(478)	(0.4)	(294)	(0.2)	184

Pre-tax net income	8,717	6.8	11,594	8.8	2,877
Income taxes	4,751	3.7	5,157	3.9	406

Equity in net income of affiliated companies and net income before profit (loss) attributable to noncontrolling interests	3,966	3.1	6,437	4.9	2,471
Equity in net income of affiliated companies	771	0.6	1,003	0.8	232

Net income	4,737	3.7	7,440	5.7	2,703
Profit and (loss) attributable to noncontrolling interests	(100)	(0.1)	(95)	(0.1)	5

Net income attributable to Wacoal Holdings Corp.	4,637	3.6	7,345	5.6	2,708

(3)	Consolidated Quarterly Comprehensive Income Statement

Accounts	Previous Consolidated Third Quarter (From April 1, 2010 to December 31, 2010)	Current Consolidated Third Quarter (April 1, 2011 to December 31, 2011)	Increase/(Decrease)
	Million Yen	Million Yen	Million Yen
I. Net income	4,737	7,440	2,703

II. Other comprehensive profit (loss) – after adjustment of tax effect:
Foreign currency exchange adjustment	(2,356)	(2,294)	62
Net unrealized gain on securities	(782)	(662)	120
Pension liability adjustment	253	227	(26)

Total other comprehensive profit (loss)	(2,885)	(2,729)	156

Comprehensive profit (loss)	1,852	4,711	2,859
Comprehensive profit (loss) attributable to non-controlling interests	(38)	(51)	(13)

Comprehensive profit (loss) attributable to Wacoal Holdings Corp.	1,814	4,660	2,846

(4)	Consolidated Cash Flow Statements

Accounts	Previous Consolidated Third Quarter (April 1, 2010 to December 31, 2010)	Current Consolidated Third Quarter (April 1, 2011 to December 31, 2011)
	Million Yen	Million Yen
I. Operating activities
1. Net income	4,737	7,440
2. Adjustments of net income to cash flow from operating activities
(1) Depreciation and amortization	3,554	3,481
(2) Allowance for returns and doubtful receivables	414	559
(3) Deferred taxes	617	1,192
(4) Gain (loss) on sale of fixed assets	(159)	61
(5) Gain (loss) on sale and exchange of marketable securities and investment securities	(15)	(43)
(6) Valuation loss on investment in marketable securities and investment securities	1,085	916
(7) Equity in net income of affiliated companies (after dividend income)	(355)	(442)
(8) Changes in assets and liabilities
Increase in receivables	(975)	(1,105)
Decrease (increase) in inventories	844	(636)
Increase in other current assets	(515)	(751)
Decrease in payables and accounts payable	(120)	(1,429)
Decrease in reserves for retirement benefits	(163)	(518)
Increase in other liabilities	633	1,501
(9) Other	291	325

Net cash flow from (used in ) operating activities	9,873	10,551

II. Investing activities
1. Increase in time deposits	(1,194)	(625)
2. Decrease in time deposits	831	998
3. Proceeds from sales and redemption of marketable securities	2,495	2,800
4. Acquisition of marketable securities	(1,425)	(4,922)
5. Proceeds from sales of fixed assets	540	223
6. Acquisition of tangible fixed assets	(1,985)	(1,980)
7. Acquisition of intangible fixed assets	(525)	(482)
8. Proceeds from sales of investments	98	95
9. Acquisition of investments	(548)	(601)
10. Other	(116)	18

Net cash flow provided by (used in) investing activities	(1,829)	(4,476)

III. Financing activities
1. Net increase (decrease) in short-term bank loans	(480)	569
2. Financing from long-term debt	200	500
3. Repayment of long-term debt	(69)	(50)
4. Increase (decrease) in of treasury stock	(367)	(1)
5. Dividends paid in cash to Wacoal Holdings Corp.	(2,824)	(2,817)
6. Dividends paid in cash to the non-controlling interests	(70)	(47)

Net cash flow provided by (used in) financing activities	(3,610)	(1,846)

IV. Effect of exchange rate on cash and cash equivalents	(721)	(480)

V. Increase (decrease) in cash and cash equivalents	3,713	3,749
VI. Initial balance of cash and cash equivalents	24,317	26,981

VII. Period end balance of cash and cash equivalents	28,030	30,730

Additional Information

Cash paid for:
Interest	73	69
Income taxes, etc.	3,651	3,604
Investment activities without cash disbursement:
Acquisition amount of investment securities through stock swap	—	126

(5)	Notes on Going Concern

Not applicable.

(6)	Segment Information

(i)	Operating Segment Information

Previous Consolidated Third Quarter (From April 1, 2010 to December 31, 2010)

(Unit: Million Yen)

	Wacoal business (Domestic)	Wacoal business (Overseas)	Peach John business	Other	Total	Elimination or corporate	Consolidated
Net sales
(1) Net sales to outside customers	87,344	15,349	9,161	16,519	128,373	—	128,373
(2) Internal sales or transfers among segments	1,654	4,549	47	3,278	9,528	(9,528)	—

Total	88,998	19,898	9,208	19,797	137,901	(9,528)	128,373

Operating income (loss)	7,906	1,494	(541)	336	9,195	—	9,195

Current Consolidated Third Quarter (From April 1, 2011 to December 31, 2011)

						(Unit: Million Yen)
	Wacoal business (Domestic)	Wacoal business (Overseas)	Peach John business	Other	Total	Elimination or corporate	Consolidated
Net sales
(1) Net sales to outside customers	90,139	16,392	10,117	15,496	132,144	—	132,144
(2) Internal sales or transfers among segments	2,245	4,574	147	4,182	11,148	(11,148)	—

Total	92,384	20,966	10,264	19,678	143,292	(11,148)	132,144

Operating income	9,304	1,818	648	118	11,888	—	11,888

(Note)  Core products of respective businesses:

Wacoal business (Domestic):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

Wacoal business (Overseas):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

Peach John business:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, and other textile-related products, etc.

Other:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, other textile-related products, mannequins, shop design and implementation, etc.

(ii)	Segment Information by Region

Previous Consolidated Third Quarter (From April 1, 2010 to December 31, 2010)

(Unit: Million Yen)

	Japan	Asia	Europe/N.A.	Consolidated
Net sales to outside customers	112,622	6,813	8,938	128,373
Distribution ratio	87.7%	5.3%	7.0%	100.0%
Operating income	7,239	768	1,188	9,195

Current Consolidated Third Quarter (From April 1, 2011 to December 31, 2011)

(Unit: Million Yen)

	Japan	Asia	Europe/N.A.	Consolidated
Net sales to outside customers	115,154	7,701	9,289	132,144
Distribution ratio	87.2%	5.8%	7.0%	100.0%
Operating income	10,140	507	1,241	11,888

(Note)	1.	Countries or areas are classified according to geographical proximity.
	2.	Major countries and areas included in the respective segments other than Japan:
		Asia: variouscountries of East Asia and Southeast Asia
		Europe/N.A.: NorthAmerica and European countries
	3.	Sales are classified according to the locations of the consolidated companies.

(7)	Notes on Significant Changes in the Amount of Total Shareholders’ Equity

Not applicable.

(8)	Status of Sales

Type of product	Previous Third Quarter (April 1, 2010 to December 31, 2010)		Current Third Quarter (April 1, 2011 to December 31, 2011)		Increase/(Decrease)
	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%	Million Yen	%
Innerwear
Foundation and lingerie	91,311	71.1	95,785	72.5	4,474	4.9
Nightwear	6,902	5.4	7,398	5.6	496	7.2
Children’s underwear	1,261	1.0	1,297	1.0	36	2.9

Subtotal	99,474	77.5	104,480	79.1	5,006	5.0

Outerwear/Sportswear	13,539	10.6	12,992	9.8	(547)	(4.0)
Hosiery	1,413	1.1	1,338	1.0	(75)	(5.3)
Other textile goods and related products	5,708	4.4	6,165	4.7	457	8.0
Other	8,239	6.4	7,169	5.4	(1,070)	(13.0)

Total	128,373	100.0	132,144	100.0	3,771	2.9